SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

On April 26, 2013, the registrant first issued, and began to publicly offer, shares of beneficial interest, $0.01 par value, of the First Western Short Duration Bond Fund (the "Fund"), one new series of shares of the registrant. Shares of the Fund are freely redeemable and transferable. Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of each Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable to further calls or to assessment by the Fund without his express consent.

Shares of the Fund have equal voting and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. Shareholders of the Fund will vote together with all other series of the Trust and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of shareholders of one or more particular series. The Fund is not required to hold annual meetings of shareholders. In the event of liquidation of the Fund, the holders of shares of the Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.